EXHIBIT 99.1

Equinor partners with BP in US offshore wind to capture value and create platform for growth

Equinor (OSE: EQNR, NYSE: EQNR) has entered into an agreement with BP (LSE: BP, NYSE: BP) to sell 50% non-operated interests in the Empire Wind and Beacon Wind assets on the US east coast for a total consideration before adjustments of USD 1.1 billion. Through this transaction, the two companies are also establishing a strategic partnership for further growth within offshore wind in the US.

Currently Equinor holds a 100% interest in both the Empire Wind lease, located off the coast of New York State, and the Beacon Wind lease, located off the Massachusetts coast. The transaction is in line with Equinor’s renewable strategy to access attractive acreage early and at scale, mature projects, and capture value by de-risking high equity ownership positions.

Equinor will remain the operator of the projects in these leases through the development, construction and operations phases and it is anticipated that the wind farms will be equally staffed after a period of time.

“We look forward to working with BP who share our strong ambition to grow in renewable energy. Our partnership underlines both companies’ strong commitment to accelerate the energy transition and combining our strengths will enable us to grow a profitable offshore wind business together in the US,” says chief executive officer in Equinor, Eldar Sætre.

“This transaction with BP demonstrates Equinor’s ability to create value from developing offshore wind projects. Over the past decade Equinor has built world-class technical expertise in offshore wind. This has enabled us to access and high-grade wind acreage, resulting in a material, high-quality project pipeline. Optimising equity and bringing in new partners allow us to realise value, increasing our financial flexibility to fund further growth,” says executive vice president for New Energy Solutions in Equinor, Pål Eitrheim.

Through this partnership Equinor and BP will consider future joint opportunities in the US for both bottom-fixed and floating offshore wind and will leverage relevant expertise to jointly grow scale. As the partnership develops, both companies hope to expand this cooperation further in a market that is forecast to grow to between 600 and 800 gigawatts (GW) globally by 2050.

Equinor has already set ambitions to grow its renewables capacity to 4 to 6 GW by 2026 and 12 to 16 GW by 2035, and has recently announced its expectation to accelerate these ambitions. Equinor is working to build scale in core areas – the North Sea, the United States and the Baltic Sea – while securing growth options in other selected markets for both bottom-fixed and floating offshore wind.

BP’s acquisition of the interests in Empire Wind and Beacon Wind has an effective date of 1 January 2020 and is expected to close in early 2021, subject to customary conditions including purchase price adjustments and authority approval.

About the assets

  Empire Wind is located 15-30 miles southeast of Long Island and spans 80,000 acres, with water depths of between 65 and 131 feet. The lease was acquired in 2017 and is being developed in two phases with a potential total installed capacity of more than 2 GW.
  Beacon Wind is located 60 miles east of Montauk Point and 20 miles south of Nantucket and covers 128,000 acres. The lease was acquired in 2019 and has the potential to be developed with a total capacity of more than 2.4 GW.
  The turbines used at each site are each expected to have an installed capacity of more than 10 megawatts.
  Power generation from each site will be sufficient to power more than 1 million homes.

About the partnership

  Equinor and BP are creating a strategic partnership in offshore wind in the US covering both current and potential future projects.
  The partnership will leverage both companies’ expertise in order to expand and scale the business over time.
  The transaction marks the first step in the partnership, where Equinor will remain the operator in the development, construction and operations phase for both assets with secondment participation from BP.
  It is anticipated that the wind farms will be equally staffed after a period of time.

About Equinor

Equinor is a broad energy company and is building a material position in renewable energy. Equinor powers more than one million European homes with renewable electricity from offshore wind farms in the UK and Germany. The company is building material offshore wind clusters in the North Sea, the US east coast and the Baltic Sea. The company commissioned the world’s first floating offshore wind farm in 2017 off the coast of Scotland and is positioned for future floating wind options in several geographies, including the UK, Norway and Asia.

Further information from:

Investor relations:
Peter Hutton, senior vice president, Investor Relations,
+44 7881 918792 (mobile)

Press:
Eskil Eriksen, Media Relations,
+47 958 82 534 (mobile)

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act